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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

WAVE Life Sciences Ltd.
 (Name of Issuer)
Ordinary Shares
 (Title of Class of Securities)
Y95308105
 (CUSIP Number)

Austin Kim
 Teva Pharmaceuticals USA, Inc.
1090 Horsham Road
North Wales, PA 19454
(215) 293-6525
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
(with copies to)

Willkie Farr & Gallagher LLP
Attention: Jeffrey S. Hochman, Esq.
787 Seventh Avenue
New York, New York 10019
(212) 728-8000
November 16, 2015
 (Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y95308105

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Teva Pharmaceuticals USA, Inc. (22-1734359)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	1,875,000
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	1,875,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,875,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.0%*
(14)	Type of Reporting Person (See Instructions): CO
* Calculations are based on 20,933,297 ordinary shares of the Issuer outstanding as of November 16, 2015, based on the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission on November 12, 2015.

CUSIP No. Y95308105

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Teva Pharmaceutical Industries Limited (98-0478099)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): N/A
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization:		Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power	0
	(8)	Shared Voting Power	1,875,000
	(9)	Sole Dispositive Power	0
	(10)	Shared Dispositive Power	1,875,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,875,000
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.0%*
(14)	Type of Reporting Person (See Instructions): CO
* Calculations are based on 20,933,297 ordinary shares of the Issuer outstanding as of November 16, 2015, based on the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission on November 12, 2015.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) Ordinary Shares (the “Ordinary Shares”) of WAVE Life Sciences Ltd. (the “Issuer”), a Singapore public limited company.  The Issuer’s principal executive offices are located at 8 Cross Street #10-00, PWC Building, Singapore 048424.

Item 2.	Identity and Background
(a)	This Schedule 13D is filed on behalf of Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Limited (together, the “Reporting Persons”).
(b)	The principal business address of Teva Pharmaceutical Industries Limited is 5 Basel Street, Petach Tikva 4951033, Israel, and the principal business address of Teva Pharmaceuticals USA, Inc. is 1090 Horsham Road, North Wales, PA 19454.
(c)	The principal business of the Reporting Persons is developing, producing and marketing generic medicines and a focused portfolio of specialty pharmaceutical products.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).
(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	See Item 6 of the cover pages.
Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the Ordinary Shares reported herein at a price of $16.00 per share upon consummation of the Issuer’s initial public offering on November 16, 2015.  The purchase of Ordinary Shares was funded using cash on hand.
Item 4.	Purpose of the Transaction
The Reporting Persons acquired the ordinary shares for investment purposes only and not with any current intent, purpose or effect of changing control of the Issuer.  Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’

ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions.
Except as described in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a)-(b)  The information in this Item 5(a) and in Row 13 of each cover page to this Schedule with respect to the Reporting Persons is based on an aggregate of 20,933,297 shares of the Issuer’s Ordinary Shares issued and outstanding as of November 16, 2015, based on the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission on November 12, 2015.
(c)                Other than the Transactions described in Item 3, none of the Reporting Persons has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.
(d)                Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7.	Materials to be Filed as Exhibits
99.1 Joint Filing Agreement, dated as of December 10, 2015, by and between Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Limited.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Date: December 10, 2015

TEVA PHARMACEUTICALS USA, INC.

By:      /s/ Austin Kim
Name: Austin Kim
 Title: Vice President and Deputy General Counsel
TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:  /s/ Eyal Desheh
Name:  Eyal Desheh
 Title:  Group Executive Vice President and Chief Financial Officer